Morgan

RECEIVED

2004 APR 29 A 11: 0

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

26th April 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

04024730

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

David Coker
Company Secretary

Enclosure

communicate RNS

Full Text Announcement

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	13:59 26 Apr 2004
Number	9967X

MORGAN CRUCIBLE COMPANY PLC

Pursuant to the announcement in March 2004, The Morgan Crucible Company plc announces that Sir Alan Cox retired as a non-executive director of the Company following the Annual General Meeting of the Company held on the 23rd April 2004.

END

Close